Exhibit 99.1

Ardagh Metal Packaging S.A. – First Quarter 2022 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the first quarter ended March 31, 2022.

	March 31, 2022	March 31, 2021 (1)	Change	Constant Currency

	($'m except per share data)
Revenue	1,137	939	21%	25%
Profit/(loss) for the period	57	(74)
Adjusted EBITDA (2)	145	148	(2%)	1%
Earnings per share	0.09
Adjusted earnings per share (2)	0.08
Dividend per share	0.10

	At March 31, 2022	At December 31, 2021
Net debt to LTM Adjusted EBITDA (3)	4.2x	3.7x

Oliver Graham, CEO of Ardagh Metal Packaging, said

“First quarter results were in line with our expectations, with continued strong demand for our products. We share the international outrage at the Russian invasion of Ukraine and the resulting humanitarian crisis. Although we have no presence in either country, these events have exacerbated an already challenging inflationary backdrop, in response to which we are pursuing additional price recovery. Demand remains strong across our business, and we significantly advanced our growth investment plans in the quarter, which will contribute to a meaningful step-up in shipments in future quarters.”

●	Adjusted EBITDA growth for the quarter of 1% to $145 million at constant currency, driven by a 9% advance in the Americas, where growth reflected higher shipments and lower operating costs. In Europe, Adjusted EBITDA decreased by 10% on a constant currency basis, in line with expectations, as elevated input cost inflation was only partly offset by volume/mix effects.
●	Global beverage can shipments grew by 1% in the quarter, reflecting a strong prior year comparable and driven by growth of 3% in North America. Acceleration is expected from the second quarter as new capacity ramps up. Shipments in Europe were unchanged on the prior year, following a strong fourth quarter 2021, which depleted inventory levels available for shipment. Brazil showed encouraging trends as the quarter proceeded.
●	Specialty can share increased, to 48% of shipments in the quarter, from 44% in the prior year quarter, reflecting our investment program.
●	Growth investment program remains on track, with a step up in shipments expected from the current quarter. In Europe, new capacity in the UK and Germany is now operational. In North America, Winston Salem (NC) continues to ramp up its first line, with the second line also commencing production. In Huron (OH) can production will commence shortly, complementing ends production since late-2021.
●	AMP does not have any operations in Russia or Ukraine and has not faced any disruption to date to either sales or supplies arising from the conflict. Persistently high European energy costs represent a headwind for which AMP is taking price recovery actions.
●	Total liquidity of $450 million at March 31, 2022, including cash and cash equivalents of $225 million. Net leverage of 4.2x LTM Adjusted EBITDA, reflecting seasonal working capital build and growth investments.
●	AMP reiterates its intention to maintain a net leverage in the range of 3.75 to 4.0x 12-months forward looking Adjusted EBITDA, enabling the growth investment plan and cash returns to shareholders, with $400 million ($0.66c per share) to be returned in 2022.
●	Dividend of $0.10 per share declared as the first of three quarterly dividends of $0.10 per share, with the balance of $220 million to be paid as the fourth quarter dividend. AMP intends to proceed with the planned $600 million issue of non-convertible preference shares.
●	AMP has provided Group support for humanitarian relief efforts in Ukraine through a donation to the International Committee of the Red Cross, as well as supporting local initiatives by colleagues across our network.
●	2022 outlook: re-iterating expected mid-to-high teens percentage shipment growth for the year and Adjusted EBITDA of the order of $750 million on a constant currency basis. Second quarter Adjusted EBITDA expected to be of the order of $180 million on a constant currency basis (Q2 2021: $168 million at constant currency).

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Financial Performance Review

Bridge of 2021 to 2022 Revenue and Adjusted EBITDA

Three months ended March 31, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	436	503	939
Organic	93	135	228
FX translation	(30)	—	(30)
Revenue 2022	499	638	1,137

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	66	82	148
Organic	(6)	7	1
FX translation	(4)	—	(4)
Adjusted EBITDA 2022	56	89	145

2022 margin %	11.2%	13.9%	12.8%
2021 margin %	15.1%	16.3%	15.8%

Group Performance

Group

Revenue of $1,137 million in the three months ended March 31, 2022 increased by $198 million, or 21%, compared with the same period last year. On a constant currency basis, revenue increased by 25%, mainly reflecting strong volume/mix growth and the pass through to customers of higher input costs.

Adjusted EBITDA decreased by $3 million, or 2%, to $145 million in the three months ended March 31, 2022, compared with $148m in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 1%, principally due to favorable volume/mix effects, which includes an impact from the Group’s growth investment program, partly offset by increased input costs.

Americas

Revenue increased by 27% to $638 million in the three months ended March 31, 2022, compared with the same period last year, principally reflecting the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $89 million increased by 9%, compared with $82 million in the same period last year, primarily driven by strong recovery of input cost inflation and strong cost management.

Europe

Revenue of $499 million increased by 14% in the three months ended March 31, 2022, compared with the same period last year. On a constant currency basis, revenue increased by 23%, principally due to volume/mix effects and the pass through of higher input costs.

Adjusted EBITDA for the quarter of $56 million decreased by $10 million, or 15%, at actual exchange rates, and by 10% at constant currency, compared with the same period last year. The decrease in Adjusted EBITDA was principally due to input cost inflation, partly offset by favorable volume/mix effects.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its first quarter 2022 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. BST) on April 28, 2022. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1542486&tp_key=c4d0a5ded5

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 9933231

Slides

Supplemental slides to accompany this release are available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by AMP may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email:stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2022 and 2021 (1)

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,137	—	1,137	939	—	939
Cost of sales	(986)	(14)	(1,000)	(787)	(3)	(790)
Gross profit	151	(14)	137	152	(3)	149
Sales, general and administration expenses	(56)	(4)	(60)	(49)	(3)	(52)
Intangible amortization	(36)	—	(36)	(39)	—	(39)
Operating profit	59	(18)	41	64	(6)	58
Net finance income/(expense)	(28)	51	23	(92)	(57)	(149)
Profit/(loss) before tax	31	33	64	(28)	(63)	(91)
Income tax (charge)/credit	(9)	2	(7)	7	10	17
Profit/(loss) for the period	22	35	57	(21)	(53)	(74)

Earnings/(loss) per share			0.09			(0.15)

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Unaudited Consolidated Condensed Statement of Financial Position (1)

	At March 31, 2022	At December 31, 2021
	$'m	$'m
Non-current assets
Intangible assets	1,608	1,662
Property, plant and equipment	1,908	1,842
Other non-current assets	159	160
	3,675	3,664
Current assets
Inventories	484	407
Trade and other receivables	674	512
Cash and cash equivalents	225	463
Contract assets	225	182
Derivative financial instruments	143	97
	1,751	1,661
TOTAL ASSETS	5,426	5,325

TOTAL EQUITY	415	286

Non-current liabilities
Borrowings including lease obligations	2,819	2,831
Other non-current liabilities*	718	808
	3,537	3,639
Current liabilities
Borrowings including lease obligations	152	56
Payables and other current liabilities	1,322	1,344
	1,474	1,400
TOTAL LIABILITIES	5,011	5,039
TOTAL EQUITY and LIABILITIES	5,426	5,325

* Other non-current liabilities include liabilities for earnout shares of $242 million at March 31, 2022 (December 2021: $292 million) and warrants of $27 million at March 31, 2022 (December 2021: $33 million).

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Unaudited Consolidated Condensed Statement of Cash Flows (1)

	Three months ended March 31,
	2022	2021
	$'m	$'m
Cash flows used in operating activities
Cash used in operations (4)	(194)	(27)
Interest received/(paid)	7	(45)
Income tax paid	(7)	(21)
Cash flows used in operating activities	(194)	(93)

Cash flows used in investing activities
Capital expenditure	(117)	(168)
Other investing activities	–	1
Cash flows used in investing activities	(117)	(167)

Cash flows from financing activities
Changes in borrowings	96	(2)
Cash received from Ardagh	–	206
Lease payments	(13)	(11)
Other financing cash flows	(2)	(52)
Net cash inflow from financing activities	81	141

Net decrease in cash and cash equivalents	(230)	(119)

Cash and cash equivalents at beginning of period	463	257
Foreign exchange losses on cash and cash equivalents	(8)	(8)
Cash and cash equivalents at end of period	225	130

Financial assets and liabilities

At March 31, 2022, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured and Senior Notes	2,705	—
Global Asset Based Loan Facility	100	225
Lease obligations	181	—
Other borrowings/credit lines	18	—
Total borrowings / undrawn facilities	3,004	225
Deferred debt issue costs	(33)	—
Net borrowings / undrawn facilities	2,971	225
Cash and cash equivalents	(225)	225
Net debt / available liquidity	2,746	450

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Reconciliation of profit for the period to Adjusted profit for the period

Three months ended March 31,
2022
$'m
Profit for the period	57
Exceptional items, net of tax	(35)
Intangible amortization, net of tax	28
Adjusted profit for the period	50

Weighted average common shares	603.3

Earnings per share	0.09

Adjusted earnings per share	0.08

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended March 31,
	2022	2021 (1)
	$'m	$'m
Profit/(loss) for the period	57	(74)
Income tax charge/(credit)	7	(17)
Net finance (income)/expense	(23)	149
Depreciation and amortization	86	84
Exceptional operating items	18	6
Adjusted EBITDA	145	148

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2022	2021 (1)
	$'m	$'m
Adjusted EBITDA	145	148
Movement in working capital	(325)	(169)
Maintenance capital expenditure	(20)	(24)
Lease payments	(13)	(11)
Adjusted operating cash flow	(213)	(56)
Interest received/(paid)	7	(45)
Income tax paid	(7)	(21)
Adjusted free cash flow - pre Growth Investment capital expenditure	(213)	(122)
Growth investment capital expenditure	(97)	(144)
Adjusted free cash flow - post Growth Investment capital expenditure	(310)	(266)

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Related Footnotes

(1) For information related to and including the period prior to April 1, 2021, please refer to the unaudited consolidated interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three months ended March 31, 2022, which are available at: https://www.ardaghmetalpackaging.com/investors

For information related to the unaudited consolidated condensed statement of financial position at December 31, 2021, please refer to the Annual Report on Form 20F for the year ended December 31, 2021, which is also available at the above link.

(2) For a reconciliation to the most comparable GAAP measures, see Page 7.

(3) Net debt is comprised of net borrowings, net of cash, cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations.

(4) Cash used in operations for the three months ended March 31, 2022 is derived from the aggregate of Adjusted EBITDA as presented on Page 7 less working capital outflows of $325 million and other exceptional cash outflows of $14 million. Cash from operations for the three months ended March 31, 2021 is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $169 million and other exceptional cash outflows of $6 million.

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